     Filed by ARM Holdings plc
pursuant to Rule 425 under the Securities Act of 1933
Commission File No.: 000-29644

Subject Company: Artisan Components, Inc.
Commission File No.: 000-23649

The following is a direct transcript of a conference call held by Arm Holdings plc (“ARM”) on August 23, 2004 at 9:30am EDT.

Speakers

  Sir Robin Saxby, ARM Holdings
  Warren East, ARM Holdings
  Mark Templeton, Artisan Components
  Tim Score, ARM Holdings

Operator

Thank you for standing by and welcome to the ARM holdings acquisition of Artisan components. At this time all participants are in listen only mode, there will be a presentation followed by a question and answer session at which time if you wish to ask a question you will need to press *1 on your telephone. I would like to advise you that this conference is being recorded today Monday August 23rd 2004. I would now like to hand the conference over to the first speaker today Miss Sarah Marsland please go ahead.

Sarah Marsland - Financial Dynamics

Good afternoon and good morning everybody, this is Sarah Marsland from Financial Dynamics on today’s conference call we have from ARM - Sir Robin Saxby, Chairman, Warren East Chief Executive Officer and Tim Score, Chief Financial Officer. From Artisan we are joined by Mark Templeton, President and Chief Executive Officer. Before I hand over to Robin I just have to read out a few words with respect to this conference call and what we are about to discuss. The contents of this conference call are being directed only to those of you who have professional experience in matters relating to investment and the information communicated on this call is being made available only to investment professionals. Any person present on this call who does not have professional experience in matters relating to investments should not act or rely on the contents of this call. The following conference call will contain forward looking statements which are other then statements of historical fact. These include statements about future financial and operating results of ARM and Artisan on a combined basis and synergies expected to be realised form the proposed ARM/Artisan transaction. These statements are based on our expectations and are subject to risk and uncertainty and actual results could vary materially form the expectations contained herein. Please refer to our press release for details of these risk factors more detailed information is also set forth in ARM’s and Artisan’s filings with the securities and Exchange Commission. ARM and Artisan expect to file a proxy statement or prospectus with the SEC that will provide more information regarding the transaction. On this note I will hand over to Sir Robin.

Sir Robin Saxby

Thank you Sarah. Good afternoon and good morning ladies and gentlemen. It is my pleasure to introduce this call. At 7a.m. in London we announced the coming together of two of the biggest and most profitable suppliers to the IT industry, ARM and Artisan.

Artisan is headquartered in Sunnyvale California, ARM is headquartered in Cambridge, UK. Artisan is the leading provider of physical intellectual property components used in the design and manufacture of complex system on chip integrated circuits. Artisan has a library of standard products that sit alongside microprocessor cores such as those of ARM and are designed to give the best combination of performance, density, power and yield for a given manufacturing process.

Artisan’s business is highly complementary to that of ARM. It also has a strong profile across a very broad range of OM design teams and sound financials and has been profitable and cash generative for several years, like ARM.

We have known and worked with Artisan for many years, we have done projects together, our people know each other and we feel a very good synergy of the management teams and the engineers and sales people in the two companies. We have a common vision of enabling our technologies to become the global standard in a range of prolific products in the digital area.

Just as an example, one of the products we are working on is what is known as the power wise initiative to increase the energy efficiency of mobile devices using ARM’s intelligent energy managing technology combined with Artisan’s libraries to enable the implementation of the technology in silicon.

In summary we feel great about the teams, we feel great about the complementary technology, we believe there is an opportunity for cross selling and overall a growth in our joint businesses. We believe by putting the two companies together they will both grow more efficiently than if they were kept apart. With that, I will hand over to Warren.

Warren East

Thank you Robin.

At ARM we are all very excited about this transaction. As Robin says, it brings together and creates one of the broadest IP offerings in the semi conductor IT industry. It also provides us with an opportunity to make sure our product is optimised and we can optimise the two product portfolios and bring together two very complementary sales channels. When you look at it from a business point of view, the combination of two profitable, cash generative businesses provides something that is very compelling from a financial point of view.

As to the agreement itself, the terms of the agreement are $9.60 in cash and ARM stock equal to $4.41 ARM ADS’s per Artisan share. Which when you base that on Friday’s closing prices amounts to $33.89 per Artisan share. This implies a total consideration on a fully diluted basis of $913m of which $225m is in cash which will be funded from ARM’s existing cash balances. By the way ARM’s existing cash balances at the end of June stood at $302m. Artisan shareholders will have the right to elect the percentage of their consideration to be paid in cash or ARM stock subject to pro-ration. Following completion of the transaction on a fully diluted basis Artisan shareholders will own approximately 26% of the combined entity.

For those of you who are less familiar with ARM’s business, I will do a brief overview of ARM’s business then hand over to mark to do an overview of Artisan’s business and the new will pick up on the strategic rationale.

ARM is the industries leading provider of 16 and 32 bit embedded micro processor solutions. The company was founded in 1990 and in April 1998 we listed on the London Stock Exchange and the NASDAQ national market. Our headquarters are in Cambridge, we have twenty offices around the world. Today approximately 770 employees. Our business is about licensing, we license high performance, low cost power efficient risk processors, peripherals and system on chip designs to all leading international electronic companies and we receive a royalty each time a chip which is based on ARM technology is manufactured and shipped out of a semi conductor company to an equipment provider, one of their customers. We have license agreements with more than 130 silicon manufacturers, we have relationships with all of the leading EDA companies and a pre-eminent portfolio of microprocessor, data engine and peripheral IP as well as software and development tools. More on that later.

For now I will hand over to Mark Templeton, President and CEO of Artisan, to give us a brief background on Artisan.

Mark Templeton

Thank you Warren.

Artisan is the leading supplier of physical IP for SOC design, the company was founded in 1991 and listed on the NASDAQ exchange in 1998. Our headquarters are in Sunnyvale California and we also have development centres in San Diego, North Carolina and Bangalore, India.

Artisan is a physical IP company, that means that we provide system on chip building blocks that are tightly coupled to the manufacturing process. Our product portfolio includes logic cell libraries, embedded memories analogue and mixed signal building blocks, input-output cells and high speed interface circuits. These are some of the most pervasive building blocks that IT designers require and as a result we have attracted a large and varied user community.

Our business model includes both a license fee as well as a running royalty. Like ARM we have always believed that a healthy royalty revenue stream requires a large number of design wins across a diversity of market segments. Today our products are in use by thousands of design teams at over 2,000 companies. In many cases we find that the design teams using our IP are also ARM licensees and over the last couple of years we have found ourselves working together on a variety of initiatives that benefit both of our companies as well as our common installed base. We are extremely excited at the prospect of joining forces with ARM and believe that the IT design community will benefit from the combined strength of the two companies. I am personally looking forward to being associated with what I believe will represent one of the most important technology companies in the world. Now I will give the floor back to Warren.

Warren East

Thank you Mark, so now we will go on to look at the rationale for this acquisition. Some of you who talk to us on a regular basis will be familiar that we have been talking to investors for some time about the opportunity to increase the earnings to ARM on each and every ARM powered product which is produced. We have talked about doing this by increasing the value of ARM IP delivered on top of or alongside the basic ARM micro processor core. In particular through systems and silicon IP which designers use to build the ARM core into real chips, through tools to help create those systems and to generate the software required to bring those systems to life and also through embedded software.

Prior to this transaction our business has been 75% micro processor cores with systems IP tools and software IP accounting for the remaining 25%. This transaction will significantly boost the systems IP contribution. The strategic rationale for the agreement is compelling.

As system design complexity increases and we move further into the deep sub micron age, so you get a need for stronger links between all of the aspects for system on chip development in order to achieve the low power and high performance needed to create new exciting electronic products. By working more closely with Artisan we will be able to further optimise the total system performance and the power consumption bringing performance and time to market advantages for the customers.

We have a sales channel to more than 130 silicon partners, we have strong relationships with the leading EDA companies our segment marketing teams work closely with OEM customers to create end market pull for our technology. With its focus on leading manufacturers in the semi conductor industry, foundries and a broad range of OEM design teams, Artisan has a sales channel to over 5,000 design teams at more than 2,000 companies which is highly complementary to ARM’s sales channel. So putting the two together; the enhanced channel provides the design community with easier access to ARM technology and enables broader adoption of the Artisan technology.

So in summary the rationale for the transaction is: it is an exciting new market opportunity the silicon IP base is a growing business area. Complementary product portfolios combine to provide one of the broadest offerings of IP to the design community. Combining our technologists will enable us to deliver a better product and using complementary sales channels will maximise the revenue opportunity and is also a highly compelling financial profile.

Tim will now go into further detail on the financial aspects of the deal.

Tim Score

Thanks Warren.

Just to give you a feel for the financial profile of the two companies, I was going to run through the results in dollars for ease of comparison for the twelve month period to the end of June 2004 (which was the last period that each company reported quarterly results).

Revenues for ARM total $235m in that 12 month period and that comprised license revenues of $93m, royalty revenues of $87m and other revenues which for ARM are basically development system sales and service revenues of $54m.

Revenues for Artisan total $83m comprising license revenues of $58m and royalty revenues of $25m. So when we put the two companies together the combined company has revenues well in excess of $310m. ARM’s gross profit in the same period was $217m and Artisan’s was $63m. Looking at ARM’s operating profit for that 12 month period to June was $51m and excluding stock based compensation and amortisation of intangibles, Artisan made an operating profit of $22m. So the operating profit for the combined company was $73m which enhances the overall operating margin, versus ARM stand alone to 23%, and that is before taking revenue or cost synergies into account.

The non US GAAP operating numbers for Artisan are reconciled on a quarterly basis to Artisan’s US GAAP numbers and that reconciliation is available in Artisan’s quarterly earnings releases on it’s website.

Looking at some key balance sheet figures, ARM as Warren said has just over $300m of cash and Artisan had cash and cash equivalents of $140m at the end of June. Once this transaction is complete and having accounted for the acquisition consideration in cash the combined entity is expected to have cash in excess of $175m. ARM’s total assets at 30th June 2004 amounted to $428m and Artisan’s to $233m which makes a combined total after subtracting the £225m cash component of $435m and neither company has any debt.

For your reference each American depository share in ARM represents 3 ordinary shares. The transaction is expected to be non dilutive to ARM’s earnings per share within the 12 months from completion taking into account a small number of cost synergies consistent with putting together two public corporations. We expect therefore the revenue synergies which Warren touched on which we expect to flow from this deal will be accretive to ARM’s current prospects.

A couple of details on the board moves, Lucio Lanza who is currently Chairman of Artisan and Mark Templeton the Chief Executive will join the board of directors of ARM following completion of the transaction increasing the total number of ARM holdings directors to 12.

The completion of the transaction is expected to occur in the fourth quarter of 2004 and is subject to the customary regulatory review and approval by the shareholders of both Artisan and ARM and it has been unanimously approved by both boards.

With that I will hand back to Warren to summarise.

Warren East

So we believe it is a very attractive transaction for our combined customer base, for our combined shareholders and for our employees. What we are going to do is enhance the earnings on each and every ARM powered product shift by bringing together one of the broadest IT offerings in the IT industry. It allows the two companies to work together to optimise the performance of products, it provides an enhanced sales channel to realise the revenue synergy opportunities for both companies technologies thereby accelerating our revenue growth and enhancing our profitability and at the same time as both business models are strongly cash generative we will maintain the strong balance sheets, financial flexibility and strong cash flow of the two businesses.

I think that is enough about of us talking about it, we will hand over to questions.

Tim

Thank you, Warren.

Garo Toomajanian – RBC Capital Markets

Morning. There are a lot of similarities in your business models in that you both generate a licence and royalty component. Can you please tackle at some of the differences in the business model maybe in who you are getting those feeds from?

Warren East

Shall I take that one?

Garo, it’s Warren. Most of ARMs licence revenue and royalty flows from semi-conductor integrated device manufacturers, companies like Intel, Texas Instruments and so on. Most of

Artisan’s revenue comes from specialist foundary companies like TSMC, UMC, Chartered and so on. I think that is the fundamental difference. Now if you want to go into more detail about how those licences arise maybe we can discuss that off line.

Garo Toomajanian – RBC Capital Markets

That’s fine. That is what I was looking for.

In terms of the royalty agreements that you both have in place: Would the merger basically change anything? Would that have any impact or bearing on royalty agreements that are currently in place?

Warren East

No.

Garo Toomajanian – RBC Capital Markets

Can you talk about any management changes or facilities changes? You talked about complementary sales channels… that you keep both sales channels intact.

Warren East

I will answer that one again for now.

As far as most of the business functions are concerned that the current Artisan business will remain an operating business unit within ARM, in much the same way as our development systems business unit works today. Now development systems business unit shares resources like HR, finance, legal and it also shares a sales team with the main ARM sales team and there are product specialists within our regionally organised sales team that work on the different product lines and we anticipate integrating the Artisan sales team in that way. So I think that is how we intend to manage the integration and as for the management changes then you know aside from that there are really no anticipated management changes as we said in the release and just now on the call Lucia Lanza, the chairman of Artisan will be become a non-executive director of ARM and we welcome Mark Templeton to be one of our executive team.

Garo Toomajanian – RBC Capital Markets

Thank you very much.

Robin Saxby

It’s Robin here.

It might be worth adding that there are some other benefits of this for example Artisan has already has a presence in Bangalore which is a place we want to be…

Garo Toomajanian – RBC Capital Markets

Exactly

Robin Saxby

…just the place. We think there are some natural win-win synergies to develop the business of both companies faster looking at our geographic locations.

Garo Toomajanian – RBC Capital Markets

Thank you very much Robin.

Bill Frerichs – DA Davidson & Co

Good morning and congratulations to both parties.

Do you anticipate there will be an Artisan earnings release for the fourth quarter? Or will you close before that?

Warren East

It is our anticipation that this will close before the end of Q4 2004.

Bill Frerichs – DA Davidson & Co

OK. They have a September quarter and I am wondering if we might see a release or not.

Warren East

It just depends on how long this process is going to take. Right now we have no better information than we anticipate that it will be sometime in the fourth quarter.

Bill Frerichs – DA Davidson & Co

And secondly, within the last couple of weeks you have made another acquisition, Access Design Automation which was very interesting and I was wondering if you could possibly tie these two initiatives together at least conceptually for us?

Warren East

OK. Well, there was the conceptual tie-in is that around our basic micro-processor core we add value in three fundamental technology areas. In systems IP the people need other IP to create the chip. In tools, that is the tools used to create the systems and the tools used to generate the software and to make those systems work and in imbedded software itself. This acquisition clearly fits into the systems and silicon IP, other IP components that people use to create chips. Last week’s acquisition of AXISs was all about our tools business and in fact forms the bridge between the software development environment and the hardware development the implementation world of our EDA partners.

Bill Frerichs – DA Davidson & Co

OK, one last question. Are you seeing problems or thorny issues coming up besides power that could be solved through the physical layer of,… for example, modifying designs to get through manufacturing more easily?

Warren East

I mean it might be better if you answer that one Mark.

Mark Templeton

Absolutely. Good morning Bill.

Yes, I think in addition to power we also see issues like signal integrity, we see a host of manufacturing issues, a host of lithography and printing issues and different kinds of power issues, things like leakage not just static and dynamic power. [Unclear issues] have to do of course with interface to manufacture.

Bill Frerichs – DA Davidson & Co

OK thanks very much.

Thomas Nienaber – Lehman Brothers

Good morning gentleman, Thomas of Lehman Brothers in London. I have a first quick question on your financial advisers on the transaction.

Tim Score

So you want to know who they are?

Thomas Nienaber – Lehman Brothers

Yes

Tim Score

Morgan Stanley advised ARM and Goldman Sachs advised Artisan.

Thomas Nienaber – Lehman Brothers

And the other question was regarding the split between the $9.60 cash and the share component. If the total cash allocation is kept at $225m. Is that right?

Tim Score

Yes, there is a maximum cash out of $225 million.

Thomas Nienaber – Lehman Brothers

And then the opening share is $23.44 million and if you multiply that by $9.60 it comes to $225m.. can’t it work for the opening options which are included in your dilute solution calculations.

Tim Score

Well I think the bits of information or the information leaders that there are 23.4 million shares outstanding to date and on a fully diluted basis there are 26.9 million shares and in getting to the aggregate value (which had to be disclosed at the announcement released this morning) that $930 million is fully diluted, assuming that all 26.9 million fully diluted Artisan shares get $33.89 per share.

Thomas Nienaber – Lehman Brothers

This means that if everyone goes for the offer you would use the cash component because if everyone gets the $9.60 on 26.9 million shares that gives you 260 almost in cash.

Tim Score

Yes, which means that it is capped at 225 and then the maximum number of shares that could be issued on a fully diluted basis is the 125 million ADSs as disclosed in the release.

Thomas Nienaber – Lehman Brothers

So basically if you do the numbers you come down to 836 cash component in the offer… so the difference between the $9.60 and the 836 will be made up as shares.

Warren East

Yes, in the scenario where it is fully diluted and there is a full cash election then there is a pro-ration down to $225m and if that happens the maximum number of shares would be issued is 125 ADSs.

Thomas Nienaber – Lehman Brothers

OK. If you don’t choose do you get the standard offer? Or do you get more cash or you get more stock? Obviously rather more stock. But what is the standard procedure if you don’t choose?

Tim Score

I think if you don’t choose I think you get the split of $9.60 in shares as normal.

Thomas Nienaber – Lehman Brothers

OK, thank you very much.

Mike Johnson - Soros

Now just to clarify on that, what do non-electors receive in the election?

Tim Score

We will share the details of the merger agreement on that.

Mike Johnson – Soros

Are the value, the cash and stock in the election… Are they based on some pricing period at the same as the value of the cash in stock valued the same at the end of the pricing period… If there is a pricing period at the end of the deal?

Tim Score

There is a pricing period based on the days before completion.

Mike Johnson – Soros

So the value of the cash and stock based off that pricing period are the same?

Tim Score

The cash amount is the same and the stock value will be based on the ARM share price ahead of the closure.

Mike Johnson – Soros

Is it worth… Are you guaranteed to get the $9.60 and 4.41 if you elect for it?

Tim Score

As a primary shareholder you are guaranteed to get $9.60 and 4.41.

Mike Johnson – Soros

Is that the value of the package? Of the cash and the stock?.. Is that how you value the cash and the stock? Is that the package?

Tim Score

The primary shareholder gets $9.60 and 4.41 ADSs per share so the actual value of that will depend on the value of an ARM ADS in the period up to the completion.

Mike Johnson – Soros

Based after the pricing period?

Tim Score

Yes.

Mike Johnson – Soros

What is the value of an all stock election?

Tim Score

If you get an all stock election you will get 66.15 per ARM ADS per Artisan if you elect the non cash.

Mike Johnson – Soros

Is that fixed now?

Tim Score

Yes. The total value of the deal is 6.15 x the ARM ADS price leading up to completion. Shareholders can elect for a maximum of $9.60 in cash.

Mike Johnson – Soros

What would the all cash be?

Tim Score

There isn’t an all cash. There is a maximum $225m and the amounts per shareholder will depend on how many people elect the cash.

Mike Johnson – Soros

OK thank you.

Warren East

Maybe that is something that we should take off line in a bit more detail with those who are interested.

Tim Score

If there are specific questions on the mechanics then it is probably a better use of time to take that off line because that is into the complexity of the merger agreement.

Mike Johnson – Soros

Who should I call for that?

Tim Score

Call Tim Score.

Mike Johnson – Soros

OK thank you.

Sandeep Deshpande - DKW

Hi Mark, I have a question for Mark.

Since I am actually less familiar with your business, talk about competition in the cell library business at all, I mean do you have a lot of competition in the business. Who do you see as your main competitors. I mean based on what I can guess… I see this has been a consolidating business and do you see that happening going forward? And, your position in this business itself?

Mark Templeton

I will take those questions in reverse. I think our position has been relatively strong if you look at our growth profile against our nearest competitor we have done quite a bit better. The companies probably most like Artisan in terms of product portfolios called Verage Logic, they are public. There are some smaller companies that we compete with that are private. Also with our new product offerings we are competing to some extent with Ranbucks.

Sandeep Deshpande - DKW

Do you compete… I mean in the past most IDM’s did have their own cell libraries Early established companies had their own cell libraries. Do you compete with the internal capacities of these companies itself?

Mark Templeton

Yes of course.

Sandeep Deshpande - DKW

And do you see these companies getting out of the cell library business in the long term, I mean how it is progressing at this point?

Mark Templeton

Well, that has without a doubt been the trends. Today there are more than 2000 companies that are active licensees and active users of our products. Many of those companies used to be in the business of doing this themselves. It is simply not value add for them to do this in-house anymore.

Sandeep Deshpande - DKW

Okay, and has that plan been seen in the IDMs as well or is this mostly in the fabless companies?

Mark Templeton

We have reasonable success with IDMs although certainly the IDMs are somewhat… Established companies are very progressive, they tend to do things very efficiently from Day 1 to build their businesses. IDMs have a longer history, so they are going to. By definition the IDMs are much more vertical internally. We do have very strong relationships with many IDMs but of course there are other IDMs where they still do all of this internally.

Sandeep Deshpande - DKW

And given that the IDM’s have their own fabs, I mean do you have to work very closely with the characterisation of the fab itself by making these libraries.. or is this a different level of [construction]?

Mark Templeton

No we do work very closely with the manufacturing parts of these companies. We have to learn a lot about the process technology. We have to run tests so we can do a lot of Lab work, so intimate familiarity with the process technology is required.

Sandeep Deshpande - DKW

Okay thanks a lot.

Operator

Thank you, your next question comes from Steven Dayon, HMC New York. Please ask your question.

Steven Dayon, HMC New York

Hi, I hopped on the call late and I heard you starting to talk about the election and pro-ration and I think it would be very helpful if you could clear it up on the phone, rather than make a lot of the individuals call up individually, because there seems to be a group of us who would like to know what the pro-ration, the election is and there is confusion going on. So maybe if you could go over it again, we could get some clarification and it would save you time on an individual basis.

Tim Score

Okay the agreement is that the exchange ratio of ARM ADSs to Artisan ADSs is 6.15 times and that is based on if you take the ARM ADS price at close of business on Friday at $5.51, that is an implied consideration per share of $33.89. Now an Artisan shareholder can elect to take $9.60 in cash, which implies a stock consideration per share of $24.28 making up the $33.89. The maximum amount of cash that can form part of this consideration is $225 million.

Steven Dayon, HMC New York

Alright, I guess I will work with those numbers and I will see what I come up with. If I have any other questions, I should speak to, you said Mr. Tim Score.

Tim Score

Yeah, I am the CFO of ARM and we can deal with any queries you have.

Steven Dayon, HMC New York

Okay thank you very much.

Operator

Thank you. Your next question comes from Justin McEntee of Sierra Global. Please ask your question.

Justin McEntee – Sierra Global

Hi guys, I just have a couple of questions. First about how you actually arrived at the premium you that you paid for Artisan, what the reasoning was behind that, price in the negotiation? Secondly I was looking at the stock option expenses in the annual report of both companies and Artisan’s seem to be so much [unclear] about $14.6m during 2003, which is 25 percent of sales. What happens to the stock options after the acquisition? And that expense has been rising pretty quickly, will it continue to rise at both Artisan and ARMs combined company? ..Because this is [the level of stock option expenses]..

Tim Score

I did not quite catch the end of it.

Justin McEntee – Sierra Global

I am just talking about the stock option expenses disclosed at the end of [2003]

Tim Score

On the issue of premium, at the end of the day, obviously that is an output of the negotiation between the two sides. We, in getting to what we can consider to be the right value for the Artisan business, we, along with our advisors, looked at a whole range of valuation metrics.

We looked at a whole range of precedent transactions and we obviously did a great deal of work on the Artisan business, its prospects and the prospects for the combination. In doing that we have seen precedent transactions at a very wide range of premiums. There is some very low and some ranging up to 70 to 80 percent. We believe that the combination of these two companies and the strong business model, the growth prospects, the cash generation capability of the Artisan business when combined with our business justified the premium and in that sort of 45-50% range, which we believe is somewhere consistent with precedent transactions. I would say that there aren’t in all honesty many precedent transactions of this size and scale combining two market leaders in their own space.

Moving onto the stock option thing. We along with Artisan have been disclosing for a number of years the potential stock option expense that will go through the profit and loss account were an accounting standard requiring that to be introduced. You know we will fall inline with that disclosure as and when it comes. I mean if you look at ARM’s annual report for the last three years the average impact on earned income has been around about 30 percent and Artisan being a very successful US based technology company also has stock options that are a very important component of their overall remuneration package.

Justin McEntee – Sierra Global

Right so what happens to those stock options?

Tim Score

Those stock options for the most part roll into ARM options or they get transferred into ARM options.

Justin McEntee – Sierra Global

Will the strike prices be…?

Tim Score

The strike prices will be consistent with the terms of this deal.

Justin McEntee – Sierra Global

And then the option expense has been increasing at both companies over the last three…, at least two at ARM,… and will they continue to be increasing.

Tim Score

Well, I think as you well know in establishing using the option pricing models that you need to use to establish these values, there are a number of variables including, you know, the exercise price of the options, the number of options. If you take ARM as an example, our habit has been that we issue most of our people (because they are all significant contributors to the value of the company) a fairly modest proportion of their salary in options. That means that if the share price for ARM is higher there is a smaller amount of options and the share price is lower there is a bigger number of options. In January 2003 there were a number of options issued because the share prices were quite low at that time and applying the normal option policy similar to the fact that in the two or three years before that when the share price was high, not many options were issued. So you know how the combined business views options as an overall part of the remuneration package we will evaluate on an ongoing basis. But, I think both companies at the moment view options as an important part of the overall remuneration package.

Justin McEntee – Sierra Global

Ok thanks. One last question, how many employees does Artisan employ?

Tim Score

There are 340, just over.

Justin McEntee – Sierra Global

Okay.

Operator

Thank you. The next question comes from Alex Garner of UBS. Please ask your question.

Alex Gauna, UBS

Yes, I was wondering about the opportunity here for Artisan to complement some of the ARM presence in wireless. Perhaps Mark could comment if efforts have already been underway to flush out the IP Library in a wireless sense, if that is going to be a new initiative and an opportunity there?

Tim Score

I think, do you want to answer that Mark.

Mark Templeton

Yes sure. Morning Alex. Actually in fact we have been working with ARM for sometime actually on a low power initiative and of course low power is critical for the wireless marketplace like cell phones. They require a long battery life. We have initiative with ARM, that I think ARM calls Intelligent Energy Management and basic idea is ARM has been able to develop process architectures that are extremely low in power, but of course the processors on the rest of the chip needs to be designed using a similar power reduction style, it needs to interoperate with that processor core and in fact with the technology that ARM has developed. The processor core itself can control the power usage and clock frequency of the rest of the chip. If the other IP is designed correctly. So we’ve worked with ARM to design a complete solution that includes physical IP from Artisan as well as a processor from ARM as well as some very interesting software to actually control the power usage of the resulting chip and there actually are working chips with that technology today. So that is sort of the first step along the way of benefiting from the combination.

Alex Gauna, UBS

What about other sort of opportunities in terms of other interfaces within the broadening interface standards that are happening now in the mobile world and perhaps even on the radio side?

Warren East

Yeah. Again I think Mark, the opportunity there is in the San Diego business and right now we haven’t engaged with Artisan on that part, that sort of extension, if you like, of our PrimeXSYS offering. That is clearly an opportunity going forward given the strong presence that we have in the wireless space. Mark, do you want to comment on any specifics of the San Diego offering that would help in that direction?

Mark Templeton

Yeah perhaps. We have very strong operation for analogue and mixed signal development, which is really targeted at high speed data links, all kinds of different high speed communication standards. So far at least we have not introduced any new products in the wireless space. Perhaps this gives us enough of a market advantage that would be worth doing.

Alex Gauna, UBS

How long would it take to get around to perhaps getting those types of initiatives to market?

Mark Templeton

You know I don’t think that is something that we can speak to just yet.

Alex Gauna, UBS

Okay, fair enough. Then with the somewhat different licensing models how are you going to blend now that you are together the way you go about, Mark, with the way ARM would classically initiate with licensing?

Mark Templeton

I think it is best, Warren, if you take that one.

Warren East

Okay, right then. I mentioned on the answer to an earlier question that we intend to combine our sales teams, but have product specialists and similarly for the license model: if you look at Artisan’s business, the revenue is actually derived from a different point in the chain, different companies than ARM’s business. So although we have common sales team there will be product specialists that interact with different customers so we should be able to maintain the current license models that exist for both companies as they stand today. The combination is an opportunity for perhaps inventing slightly different business models, already some of Artisan’s products are sold with a model which is quite similar to ours where there is a license fee and a royalty from the same company that is designing the product in and in our foundry program we have a situation which goes someway towards the Artisan model. I think maybe there is an opportunity to go a little bit further in that direction with some of the ARM IP.

Mark Templeton

If I can add just one comment… I think it is interesting to talk about business models and you know which companies adopt which models, but what we have learnt over the years is the business model has to fit the product, so you have got to look at the product, the target market, how people want to access the products and make use of it. Then find the best model that fits that part, there is no single model that could possibly satisfy the broad product portfolio that the combined company is bringing to market.

Alex Gauna, UBS

Okay, congratulations to both sides, this looks like a powerful combination.

Operator

Thank you. Your next question comes from James Beltis of Bear Stearns. Please ask your question.

James Beltis, Bear Stearns

Hi guys, congratulations first off.

Sorry to come back to this but is fairly important to a lot of folks out here. Can you just give us first of all, what is the purpose of the pricing period that you referred to and secondly what are the details about it.

Tim Score

The purpose of it is to have a period to establish the price of the ARM ADS. The details are it is a random selection of certain days out of a given period prior to completion.

James Beltis, Bear Stearns

How is that random selection determined?

Warren East

There is a period of some 20 days or so out of which 10 trading days are chosen and each side gets to choose 5 of those 10 days.

James Beltis, Bear Stearns

Is there a period of 20 trading days?

Warren East

It is approximately that. It is approximately the 20 trading days before the closure. Then each side gets to choose 5 days and 10 days are chosen to calculate the price.

James Beltis, Bear Stearns

Each side gets to choose 5 days each?

Tim Score

Yes

James Beltis, Bear Stearns

Very good, thank you guys

Operator

Thank you. Your next question is from Thomas of Lehman Brothers. Please ask your question.

Thomas Nienaber – Lehman Brothers

My question has just been answered, thank you very much.

Operator

One moment please. This does conclude your conference for today.

Sir Robin Saxby

Okay I just want to thank everybody. I am Robin Saxby I am the chairman of ARM, what I will say is both companies have websites, contact details, names, etc, there. We look forward to further communication with all of you. Also by the way to the two teams, they have worked very long hours and I am sure they would appreciate some sleep. So thanks a lot and good luck to both going forward.

Operator

Thank you for participating, you may all disconnect.

Important Information for Investors and Stockholders

ARM and Artisan will file a proxy statement/prospectus with the SEC in connection with the proposed transaction. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 734-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on Artisan’s web site are not a part of this communication.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. If and to the extent that any of ARM’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Mr. Templeton is expected to enter into an employment agreement with ARM, effective upon the closing of the proposed acquisition, that will be described in the proxy statement/prospectus. Mr. Lanza, Artisan’s Chairman, may be deemed to be a participant in the solicitation of proxies of ARM’s shareholders in connection with the proposed acquisition. A description of the non-employee director appointment letter similar to that into which Mr. Lanza would enter in upon joining the ARM Board of Directors at the closing of the proposed acquisition is described in ARM’s Annual Report on Form 20-F. If and to the extent that any of Artisan’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions "Factors Affecting Future Operating Results" contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the SEC.